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                                                                    Exhibit 10.4

                              Clearwire Corporation

                                  April 1, 2004

Mr. Ben Wolff
2929 1st Avenue, #1100
Seattle, WA 98121

Dear Ben,

On behalf of Clearwire Corp., I am pleased to offer you the position of Executive Vice-President, Corporate Affairs, beginning April 1, 2004. This letter outlines some of the details concerning this position and the compensation and benefits we offer to you. We are excited by the possibility that you may join our team!

SCOPE OF RESPONSIBILITIES:

In your capacity as Executive Vice-President, Corporate Affairs, you will be responsible for overseeing our corporate development activities and managing our internal and external legal resources, as well as any other responsibilities that may be assigned to you from time to time by the CEO or the Board of Directors. We understand that you will undertake these responsibilities on a part-time, as-needed basis, with the expectation that you devote approximately l/3rd of your professional time to the Company. We understand that although you are a practicing lawyer, you will not render legal services to the Company. We agree that we will rely on internal and/or external legal counsel for all legal assistance that we require.

COMPENSATION:

Your compensation will be calculated at a rate equal to an annual salary of $250,000.00. You will be paid bi-weekly in accordance with the company's standard payroll practices. In addition to your base salary, you will be eligible for an annual discretionary bonus of up to 25% of your base compensation, provided you meet certain agreed-upon objectives.

In addition, we will grant to you the options to purchase 1,000,000 shares of the Company's common stock, at an exercise price of $0.75 per share, subject to approval of our board of directors. The options will be issued pursuant to the Company's stock option plan, and will vest in accordance with the Company's four
(4) year vesting schedule, provided that all unvested options will immediately vest upon a change of control of the Company.

               10210 NE Points Road, Suite 210, Kirkland, WA 98033

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Mr. Ben Wolff
April 1, 2004
Page 2


BENEFITS:

You will be eligible for standard company benefits including medical, disability and life insurance under the applicable company plans, as well as vacation and sick leave, consistent with the benefits provided to other employees. We can provide additional details to you concerning these benefits if you would like. In addition, we agree that you will be eligible to take a 3 month paid sabbatical if you remain employed by the Company as of January 1, 2006.

SEVERANCE:

In the event that we terminate you without cause (whether through constructive termination or otherwise), we will promptly pay you a severance amount equal to one (1) year's salary.

OTHER TERMS OF EMPLOYMENT:

Before your employment can begin, you will need to execute our standard confidentiality, non-solicitation and non-competition agreement. In addition, you will need to provide documentation concerning your ability to work in the United States so that we can complete the I-9 process required by law.

                                         Best personal regards,


                                        /s/ Craig McCaw
                                        ---------------------------------------
                                        Craig McCaw
                                        Chief Executive Officer


ACCEPTED BY: /s/ Ben Wolff               DATE ACCEPTED: 4/1/04
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